

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 15, 2011

Hai Sheng Chen
Chief Executive Officer
China Precision Steel, Inc.
18th Floor, Teda Building
87 Wing Lok Street, Sheungwan, Hong Kong
People's Republic of China

> **Re:** **China Precision Steel, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **File No. 0-23039**

Dear Mr. Chen:

We issued comments to you on the above captioned filing on January 13, 2011. Our initial comment letter on this review was issued on September 30, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 2, 2011, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 2, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at 202-551-3355 if you have any questions.

Sincerely,

Terence S. O'Brien
Accounting Branch Chief